UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 12, 2014, Amdocs Limited (the “Company”) entered into an Amended and Restated Credit Agreement among the Company, European Software Marketing Limited, a wholly-owned subsidiary of the Company (“ESML”), the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (the “Credit Agreement”), amending and restating that certain Credit Agreement dated as of December 20, 2011, by and among the Company, ESML, the Administrative Agent, J.P. Morgan Europe Limited, as London agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian agent, and the lenders party thereto. The Credit Agreement provides for an unsecured $500 million five-year revolving credit facility with a syndicate of banks. The facility is available for general corporate purposes, including acquisitions and repurchases of the Company’s ordinary shares that the Company may consider from time to time, and has a maturity date in December 2019.

The Credit Agreement is filed as Exhibit 99.1 to this Form 6-K, and the Company refers you to such exhibit for the complete terms of the Credit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: December 12, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amended and Restated Credit Agreement, dated as of December 12, 2014, among Amdocs Limited, European Software Marketing Limited, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent